Securities and Exchange Commission

July 23, 2018

July 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Minaro Corp. Amendment No. 4 Registration Statement on Form S-1 Filed July 9, 2018 File No. 333-223963

Ladies and Gentlemen:

We are submitting this letter on behalf of Minaro Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 11, 2018 relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-223963) filed with the Commission on July 9, 2018 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Risk Factors

Risks Relating to Our Company, page 8

1.

We note your disclosure here that your auditors have stated that your financial statements “as of and for the period ended April 30, 2018” were prepared assuming the company will continue as a going concern. It appears, however, that your financial statements for the period ended April 30, 2018 are unaudited. Please revise for consistency.

The information was revised.

Dilution, page 10

2.

Please revise your disclosure in the second paragraph to clarify that the 2.8 million shares held by officers, directors, promoters and affiliates are currently outstanding and are not being offered in connection with the proposed public offering.

The disclosure was revised.

Management’s Discussion and Analysis or Plan of Operation, page 11

3.

We note that you have generated revenues as of April 30, 2018. Please expand your disclosure to discuss if you intend to use this revenue to pay Ms. Lazaridou for the

Securities and Exchange Commission

July 23, 2018

advanced funds she provided. In this regard, we note your disclosure on page 9 that “Ms. Lazaridou will be repaid from revenues of operations.”

The disclosure was expanded.

Financial Statements, page 23

4.

Please revise to state that the financial statements for the period from February 1, 2018 to April 30, 2018 are unaudited. Please make conforming changes throughout your filing, including to your disclosures in “Summary Financial Information.”

The information was revised.

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 28

5.

ASU 2016-09 is effective for fiscal years beginning after December 15, 2016. Please revise the effective date of the ASU and disclose that adoption of the ASU had no impact on your financial statements.

The information was revised.

6.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Please revise your disclosure accordingly. This comment also applies to your disclosure on pages 37 and 44.

The information was revised.

7.

ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Please revise your disclosure accordingly.

The information was revised.

Recent Accounting Pronouncements, page 37

8.

Please clarify what you are trying to convey in the last sentence of your discussion of ASU 2014-09.

The information was clarified.

9.

ASU 2016-09 is effective for fiscal years beginning after December 15, 2016. Please revise the effective date of the ASU and disclose that adoption of the ASU had no impact on your financial statements.

The information was revised.

10.

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Therefore, you should have adopted ASU 2014-09 on February 1, 2018. Please revise your disclosure accordingly. Please refer to the comment below regarding your revenue recognition policy.

The information was revised.

Basis of presentation, page 43

11.

Please revise to disclose that the unaudited financial statements and related footnotes should be read with the audited consolidated financial statements and footnotes thereto included in the prospectus.

The information was revised.

Revenue Recognition, page 44

12.

ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Therefore, you should have adopted ASC 606 on February 1, 2018. Please revise your financial statements to adopt ASC 606 as of February 1, 2018 and provide the disclosures required by ASC 606- 10-50.

The information was revised.

Sincerely,

/s/ Yulia Lazaridou

President of Minaro Corp.